Exhibit 12.1

O’Reilly Automotive, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Fiscal Year
	2011	2010	2010	2009	2008	2007	2006
Earnings
Income before income taxes	$383,156	$329,921	$689,373	$496,898	$302,532	$307,488	$282,265
Fixed charges	58,112	68,305	132,210	138,920	83,266	27,590	25,920
Less: Capitalized interest	(2,378)	(2,886)	(5,133)	(6,715)	(2,318)	(2,554)	(2,639)

Adjusted earnings	$438,890	$395,340	$816,450	$629,103	$383,480	$332,524	$305,546

Fixed charges
Interest expense	$13,342	$20,633	$35,847	$43,383	$24,372	$6,197	$6,864
Amortization of debt issuance costs	530	4,278	8,559	8,508	4,084	80	97
Interest portion of rent expense	44,240	43,394	87,804	87,029	54,810	21,313	18,959

Total fixed charges	$58,112	$68,305	$132,210	$138,920	$83,266	$27,590	$25,920

Ratio of earnings to fixed charges	7.6	5.8	6.2	4.5	4.6	12.1	11.8